UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       NATIONAL AUTO FINANCE COMPANY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    632528105
                                 (CUSIP Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-7882

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 22, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      THE 1818 MEZZANINE FUND, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                        -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      PN

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      BROWN BROTHERS HARRIMAN & CO.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      NEW YORK

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      PN

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      JOSEPH P. DONLAN

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      ROBERT R. GOULD

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      T. MICHAEL LONG

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      IN

CUSIP No.   632528105

1     NAME OF REPORTING PERSON

      LAWRENCE C. TUCKER

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|

      (b)   |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES OF AMERICA

                                     7     SOLE VOTING POWER

              NUMBER OF                      -0-

               SHARES

            BENEFICIALLY             8     SHARED VOTING POWER

              OWNED BY                      1,177,475 (including Warrants to
                EACH                        purchase 415,570 shares)

              REPORTING

               PERSON                9     SOLE DISPOSITIVE POWER
                WITH                         -0-

                                     10     SHARED DISPOSITIVE POWER 1,177,475
                                            (including Warrants to purchase
                                            415,570 shares)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,475 (including Warrants to purchase 415,570 shares)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.5%

14    TYPE OF REPORTING PERSON

      IN

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of National Auto Finance Company, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 621 N.W. 53rd Street, Suite 200, Boca Raton, Florida 33487.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Mezzanine Fund, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), Joseph P. Donlan ("Donlan"), Robert R. Gould ("Gould"), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH&Co., Donlan, Gould, Long and Tucker are referred to collectively herein as the "Reporting Persons").

            The Fund was formed to provide a vehicle for institutional and substantial investors to invest in a portfolio of mezzanine investments designed to provide a substantial current return with the opportunity for significant capital gains. BBH&Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Donlan, Gould, Long and Tucker, or any of them, the sole and exclusive persons having voting power (including the power to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Common Stock and the Warrants (as defined below) beneficially owned by the Reporting Persons.

            The address of the principal business and principal offices of the Fund and BBH&Co. is 59 Wall Street, New York, New York 10005.

            The business address of each of Donlan, Gould, Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Gould, Long and Tucker is as a general partner of BBH&Co. The present principal occupation or employment of Donlan is as a senior manager of BBH&Co. Donlan, Gould, Long and Tucker are citizens of the United States.

            The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.

            (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to a Securities Purchase Agreement (a copy of which is attached hereto as Exhibit 1), dated as of December 22, 1997 (the "Purchase Agreement"), by and among the Issuer, the Fund, PC Investment Company ("PCI"), Progressive Investment Company, Inc. ("Progressive" and, together with PCI, the "Progressive Entities"), and Manufacturers Life Insurance Company (U.S.A.) ("ML") (all such purchasers collectively, the "Purchasers"), the Issuer issued, and the Fund acquired from the Issuer (i) $16,000,000 in principal amount of Senior Subordinated Notes due December 22, 2004 (the "Notes"), together with 415,570 detachable warrants (the "Warrants") exercisable immediately to purchase initially 415,570 shares of Common Stock at an exercise price of $.01 per share, for an aggregate purchase price of $16,000,000, and (ii) 761,905 shares of Common Stock (the "Shares") for an aggregate purchase price of $4,000,000, upon the terms and subject to the conditions set forth in the Purchase Agreement. The Notes, the Warrants and the Shares are sometimes referred to herein collectively as the "Securities".

            The funds used by the Fund to pay the purchase price for the Securities were obtained from capital contributions made by the Fund's partners pursuant to pre-existing capital commitments.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Fund has acquired the Shares and the Warrants for investment purposes. Except as provided below, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

            The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Shares in open market or in privately negotiated transactions or the Notes or Warrants in privately negotiated transactions, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement.

            The Warrants contain anti-dilution provisions designed to protect the Fund from the dilutive effects of the issuance of Common Stock, convertible debt or stock, stockholder rights plans and other similar actions. These anti-dilution provisions may result in the issuance of additional Common Stock to the Fund upon exercise of the Warrants.

            Pursuant to the terms of the Purchase Agreement, the Issuer caused two (2) vacancies to be created on its board of directors (the "Board"), by increasing the number of members of the Board. Such vacancies were filled by a director nominated by the Fund and a director nominated by the Progressive Entities. The Purchase Agreement and the Voting Agreement (as defined below) with the Issuer's majority stockholder provide that these directors will remain in place as long as certain conditions are satisfied.

            The Purchase Agreement also provides, among other things, that:

            (a) without the prior written consent of the Purchasers, the Issuer's certificate of incorporation or by-laws may not be amended in any manner that would adversely affect the Issuer's obligation to pay principal and interest on the Notes; (b) so long as any Notes remain outstanding, the Issuer may not merge or dispose of substantially all of its assets, unless (i) the surviving or acquiring company expressly assumes the obligations of the Issuer under the Purchase Agreement and the documents related thereto, and (ii) the surviving or acquiring company will be solvent following any such transaction;
(c) the Issuer must, if requested by the Purchasers, use its best efforts to cause a sale transaction to be structured in a manner that ensures the Purchasers' Warrants will be purchased as if such Warrants had been exercised prior to any such transaction; and (d) so long as any Notes remain outstanding, the Issuer is prohibited from disposing of assets without receiving at least fair market value for such assets and utilizing the proceeds of any such disposition to make additional investments in the Issuer's line of business or to repay indebtedness of the Issuer, or if an event of default would occur under the Purchase Agreement as a result of any such disposition.

            The provisions of the Purchase Agreement described above and the anti-dilutive provisions of the Warrants may impede a change of control of the Issuer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b). As set forth above, on December 22, 1997, the Issuer issued to the Fund, and the Fund acquired, 761,905 shares of Common Stock and Warrants to acquire 415,570 shares of Common Stock. Accordingly, the Fund beneficially owns 1,177,435 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) and there being 9,030,762 Shares outstanding on December 22, 1997, as represented by the Issuer in the Purchase Agreement, represents approximately 12.5% of the outstanding shares of Common Stock.

            By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to own beneficially 1,177,475 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock. By virtue of the resolution adopted by BBH&Co. designating Donlan, Gould, Long and Tucker, or any of them, as the sole and exclusive persons having voting power (including the power to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the 1,177,475 shares of Common Stock, each of Donlan, Gould, Long and Tucker may be deemed to own beneficially 1,177,475 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock.

            (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO THE COMMON
            STOCK OF THE ISSUER.

            (a) PURCHASE AGREEMENT. The Issuer and the Purchasers are parties to the Purchase Agreement referred to in Item 3. Pursuant to the Purchase Agreement, the Fund acquired the Securities.

            As described above, the Purchase Agreement provides that the Fund and the Progressive Entities are each entitled to one director nominated by them to be elected to the Board. This right continues as long as the Fund or the Progressive Entities continue to hold at least 50% of the aggregate outstanding principal amount of the senior subordinated promissory notes or the shares of Common Stock originally issued to such Purchaser.

            (b) VOTING AGREEMENT. The Progressive Entities, the Fund and National Auto Finance Company, L.P., a Delaware limited partnership, the Issuer's majority stockholder (the "Majority Stockholder"), are parties to a Voting Agreement (the "Voting Agreement"). The Majority Stockholder agreed to vote all of the shares of Common Stock it beneficially owns in favor of the persons nominated to the Board by the Fund and the Progressive Entities in accordance with the Purchase Agreement.

            (c) REGISTRATION RIGHTS AGREEMENT. The Issuer, the Fund, the Progressive Entities and certain other stockholders of the Issuer are parties to a Registration Rights Agreement (the "Registration Rights Agreement") relating to the Common Stock, including the shares of Common Stock issuable upon exercise of the Warrants. The Registration Rights Agreement provides that the Fund and the

Progressive Entities may collectively make two demands to have Common Stock registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain blackout rights and limitations in the event that other stockholders exercise their demand rights.

            The Fund and the Progressive Entities also have certain "piggy-back" registration rights. The Fund and the Progressive Entities must be notified prior to the filing of any registration statement under the Securities Act by the Issuer. The Fund and the Progressive Entities may include Common Stock in any such registration statement. The Issuer must use its best efforts to include any such Common Stock in the registration statement.

            (d) WARRANTS. The Warrants have an exercise price of $.01 per share and are exercisable at any time prior to December 22, 2007, but in any event no later than the date of completion of a transaction effectuating the sale of the Issuer. The Warrants contain anti-dilution provisions designed to protect the Fund from the dilutive effects of the issuance of Common Stock, convertible debt or stock, stockholder rights plans and other similar actions.

            Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the shares of Common Stock, including without limitation, any agreements concerning (i) transfer or voting of any shares of Common Stock, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangement, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

            The foregoing response to this Item 6 is qualified in its entirety by reference to the Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, the Form of Warrant and the Form of Note, the full texts of which are respectively filed as Exhibits 1 through 5 hereto and incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1.    Purchase Agreement
            2.    Registration Rights Agreement
            3.    Voting Agreement
            4.    Form of Warrant
            5.    Form of Note

                                 SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997

                              THE 1818 MEZZANINE FUND, L.P.

                              By: Brown Brothers Harriman & Co.,
                                  General Partner

                              By: /s/ Robert R. Gould
                                  -----------------------------------
                                  Name:  Robert R. Gould
                                  Title: Partner


                              BROWN BROTHERS HARRIMAN & CO.

                              By: /s/ Robert R. Gould
                                  -----------------------------------
                                  Name:  Robert R. Gould
                                  Title: Partner


                              /s/ Joseph P. Donlan
                              ---------------------------------------
                              Joseph P. Donlan


                              /s/ Robert R. Gould
                              ---------------------------------------
                              Robert R. Gould


                              /s/ T. Michael Long
                              ---------------------------------------
                              T. Michael Long


                              /s/ Lawrence C. Tucker
                              ---------------------------------------
                              Lawrence C. Tucker

                                SCHEDULE I

            Set forth below are the names and positions of all of the general partners of BBH&Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.      40 Water Street
                             Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz       Veritas House
                             125 Finsbury Pavement
                             London EC2A 1PN, England

Terrence M. Farley

Elbridge T. Gerry, Jr.

Robert R. Gould

Kyosuko Kashimoto            8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)           Tokyo 103, Japan

Radford W. Klotz

Noah T. Herndon              40 Water Street
                             Boston, Massachusetts  02109

Landon Hilliard

                             Business Address
                             (if other than as
Name                         indicated above)
----                         ----------------

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson          40 Water Street
                             Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles            40 Water Street
                             Boston, Massachusetts  02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker            1531 Walnut Street
                             Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

                             INDEX TO EXHIBITS

                                                              Page

   EXHIBIT                DESCRIPTION                        NUMBER
   -------                -----------                        ------
      1                 Purchase Agreement
      2                 Registration Rights Agreement
      3                 Voting Agreement
      4                 Form of Warrant
      5                 Form of Note